UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

KELYNIAM GLOBAL, INC.
(Name of Issuer)

Common Stock, Par Value $.001 per Share
(Title of Class of Securities)

492655-10-5
(CUSIP Number)

Michelle LynRay
1100 North University Avenue, Suite 135
Little Rock, Arkansas 72207
1-800-280-8192
(Name, Address and Telephone number of person)
(Authorized to receive notices and communications)

November 28, 2007
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 492655-10-5
1	Names of Reporting Persons John Mastoloni IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of	7	Sole Voting Power 235,000
Shares Beneficially	8	Shared Voting Power N/A
Owned by Each	9	Sole Dispositive Power 235,000
Reporting Person with	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 235,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5%
14	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to the Common Stock of Kelyniam Global, Inc.

The principal executive offices of Kelyniam Global, Inc. are located at 1100 North University Avenue, Suite 135,
Little Rock, Arkansas 72207

Item 2. Identity and Background

(a)	Name:	John Mastoloni

(b)	Business Address:	1100 North University Avenue, Suite 135, Little Rock Arkansas 72207

(c)	Present Principal Occupation:	Vice President/Director of Kelyniam Global, Inc.

(d)	Disclosure of Criminal Proceedings:	Mr. Mastoloni has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Disclosure of Civil Proceedings:
Mr. Mastoloni was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:	Mr. Mastoloni is a citizen of the United States

Item 4. Purpose of Transaction

Mr. Mastoloni individually initially purchased 10,000 shares of the securities of Kelyniam Global, Inc. for investment purposes.  On November 28, 2007, an agreement was entered into with Mr. John Mastoloni for a stock compensation package in where 200,000 additional shares were issued to Mr. Mastoloni in exchange for services rendered in the amount of $40,000. In addition, on November 28, 2007, Mr. Mastoloni purchased an additional 25,000 shares for the price of $.20 per share for a total of $5,000.

Depending on general market and economic conditions affecting Kelyniam Global, Inc. and other relevant factors, Mr. Mastoloni may purchase additional securities of Kelyniam Global, Inc. or dispose of some or all of her securities from time to time in open market transactions, private transactions or otherwise.

None of the above individuals have any plans or proposals which relate to or result in:

(a)	The acquisition by any person of additional securities or the disposition of securities of Kelyniam Global, Inc.

(b)	An extraordinary transaction, such as a merger, reorganization or liquidation, involving Kelyniam Global, Inc.

(c)	A sale or transfer of a material amount of assets of Kelyniam Global, Inc. or any of its subsidiaries.

(d)
Any change in the present board of directors or management of Kelyniam Global, Inc., including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board.

(e)	Any material change in the present capitalization or dividend policy of Kelyniam Global, Inc.

(f)	Any other material changes in Kelyniam Global, Inc.'s business or corporate structure.

(g)	Changes in Kelyniam Global, Inc.'s charter, bylaws or instruments.

(h)
Causing a class of securities of Kelyniam Global, Inc. to be de-listed from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i)	A class of equity securities of Kelyniam Global, Inc. becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)
Mr. John Mastoloni beneficially owns 235,000 shares of Common Stock, par value of $.001, of Kelyniam Global, Inc. The shares of Common Stock beneficially owned by Mr. Mastoloni constitute approximately 5% of the total number of shares of common stock of Kelyniam Global, Inc. Applicable percentages are based upon 4,646,900 shares of common stock outstanding as of November 28, 2007.

(b)	The above named individuals have the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the shares beneficially owned by said named.

(c)	The above named individual acquired the Common Stock as a result of the transactions discussed in ITEM 4, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the above individuals.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2007	KELYNIAM GLOBAL, INC.

	By:	/s/ James Ketner

James Ketner
President/CEO/Chairman

	By:	/s/ Michelle LynRay

Michelle LynRay
Secretary/Treasurer/Director

	By:	/s/ John Mastoloni

John Mastoloni
Vice President/Director

	By:	/s/ Alexander Borges dos Santos

Alexander Borges dos Santos
Vice President/Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
Constitute Federal criminal violations (See 18 U.S.C. 1001)